EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the "Agreement") is made as of July 26, 2007 between PEPCO HOLDINGS, INC. (the "Company") and DENNIS R. WRAASE (the "Executive ").

RECITALS:

The Board of Directors of the Company (the "Board of Directors") recognizes that outstanding management of the Company is essential to advancing the best interests of the Company, its shareholders and its subsidiaries. The Board of Directors believes that it is particularly important to have stable, excellent management at the present time. The Board of Directors believes that this objective may be achieved by giving key management employees assurances of financial security for a period of time, so that they will not be distracted by personal risks and will continue to devote their full time and best efforts to the performance of their duties.

The Compensation/Human Resources Committee of the Board of Directors (the "Committee") has recommended, and the Board of Directors has approved, entering into an amended and restated employment agreement with the Executive in order to achieve the foregoing objectives. Accordingly, this Agreement amends, restates and supersedes the employment agreement previously entered into between the Company and the Executive, dated August 1, 2002 when the Executive was Chief Operating Officer (the "Prior Agreement"). The Prior Agreement was not amended when the Executive became Chief Executive Officer in April 2003. Upon execution of this Agreement, the Prior Agreement shall be of no further force or effect. The Executive is a key management executive of the Company and is a valuable member of the Company's management team. The Company acknowledges that the Executive's contributions to the past and future growth and success of the Company have been and will continue to be substantial. The Company and the Executive are entering into this Agreement to induce the Executive to remain an employee of the Company and to continue to devote his full energy to the Company's affairs. The Executive has agreed to continue to be employed by the Company under the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the mutual undertakings contained in this Agreement, the parties agree as follows:

1.   Term of this Agreement. The term of this Agreement shall begin on the date first set forth above and shall end on the Executive's normal retirement date of April 1, 2009 (the "Term of this Agreement") or, if earlier, after all of the Company's and the Executive's obligations hereunder have been satisfied following termination of the Executive's employment during the Term of this Agreement.

2. <u>Duties</u>. The Company and the Executive agree that, while employed during the Term of this Agreement, the Executive will serve in a senior management position with the Company. The Executive (a) will devote his knowledge, skill and best efforts on a full-time basis to performing his duties and obligations to the Company (with the exception of absences on account of illness or vacation in accordance with the Company's policies and civic and charitable commitments not involving a conflict with the Company's business), and (b) will comply with the directions and orders of the Board of Directors with respect to the performance of his duties.

3. <u>Affiliates</u>. Employment by an Affiliate of the Company or a successor to the Company will be considered employment by the Company for purposes of this Agreement, and the Executive's employment with the Company shall be considered terminated only if the Executive is no longer employed by the Company or any of its Affiliates or successors. The term "Company" as used in this Agreement will be deemed to include Affiliates and successors. For purposes of this Agreement, the term "Affiliate" means the subsidiaries of the Company and other entities under common control with the Company.

4. <u>Compensation and Benefits</u>.

(a) During the Term of this Agreement, while the Executive is employed by the Company, the Company will pay to the Executive the following salary and incentive awards for services rendered to the Company:

(i) The Company will pay to the Executive an annual salary in an amount not less than the base salary in effect for the Executive as of the date on which this Agreement is executed (in the event the Executive's rate of annual base salary is increased, such increased rate shall not be decreased during the Term of this Agreement); and

(ii) The Executive will be entitled to receive incentive awards if and to the extent that the Board of Directors determines in good faith that the Executive's performance merits payment of an award according to the terms of the incentive compensation plans applicable to senior executives of the Company.

If the Executive is employed by an Affiliate or a successor (as described in Section 3), the term "Board of Directors" as used in this Section 4(a) means the Board of Directors of the Executive's employer.

(b) During the Term of this Agreement, while the Executive is employed by the Company, the Executive will be eligible to participate in a similar manner as other senior executives of the Company in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs provided by the Company for its executives or employees from time to time.

5. <u>Termination of Employment</u>.

(a)   If, during the Term of this Agreement, the Company terminates the Executive's employment other than for Cause (as defined in Section 8), the Executive shall be entitled to receive the benefits described in Paragraph 7. below.

(b)   If the Executive voluntarily terminates employment with the Company during the Term of this Agreement under circumstances described in this subsection (b), the Executive will be entitled to receive the benefits described in subsection (a) above as if the Company had terminated the Executive's employment other than for Cause. Subject to the provisions of this subsection (b), these benefits will be provided if the Executive voluntarily terminates employment after (i) the Company reduces the Executive's base salary (except a reduction consistent and proportional with an overall reduction, due to extraordinary business conditions, in the compensation of all other senior executives of the Company), (ii) the Executive is not in good faith considered for incentive awards as described in Section 4(a)(ii), (iii) the Company fails to provide benefits as required by Section 4(b), (iv) the Company relocates the Executive's place of employment to a location further than 50 miles from Washington, DC, or (v) the Company demotes the Executive to a position that is not a senior management position (other than on account of the Executive's disability, as defined in Section 6 below). In order for this subsection (b) to be effective: (1) the Executive must give written notice to the Company indicating that the Executive intends to terminate employment under this subsection (b), (2) the Executive' s voluntary termination under this subsection must occur within 60 days after the Executive knows or reasonably should know of an event described in clause (i), (ii), (iii), (iv), or (v) above, or within 60 days after the last in a series of such events, and (3) the Company must have failed to remedy the event described in clause (i), (ii), (iii), (iv), or (v), as the case may be, within 30 days after receiving the Executive's written notice. If the Company remedies the event described in clause (i), (ii), (iii), (iv), or (v), as the case may be, within 30 days after receiving the Executive's written notice, the Executive may not terminate employment under this subsection (b) on account of the event specified in the Executive's notice. Termination under the circumstances above shall be deemed an involuntary termination without Cause for purposes of non-qualified benefit plans.

6.   <u>Disability or Death</u>. Upon the Executive's death or disability, the provisions of Sections 1, 2, 4, and 5 of this Agreement will terminate. Except as provided in Paragraph 7, this contract provides no benefits due to disability or death in addition to any death, disability and other benefit provided under the Company benefit plans in which the executive participates. The Executive shall be considered disabled if the Executive is entitled to long-term disability benefits under the Company's disability plan or policy.

7.   <u>Other Post-Termination Benefits</u>. In addition to any payments or benefits to which the Executive may become entitled under this Agreement, upon the termination of the Executive's employment (including, without limitation, termination of the Executive's employment upon expiration of the Term of this Agreement), the Executive shall receive the following:

(a)   The Executive will receive a monthly supplemental retirement benefit equal to (i) 1/12 of 65% of the sum of (A) the Executive's annual base salary rate at the time of termination of employment and (B) the highest annual bonus received by the Executive during the four calendar years preceding the calendar year in which the termination of employment occurs, less (ii) the monthly retirement benefits the Executive receives in such month under the Company's qualified defined benefit retirement plan and any non-qualified defined benefit retirement or supplemental retirement plans (together, the "Retirement Plans"). The supplemental retirement benefit provided pursuant to this subsection 7(a) shall be paid to the Executive in cash on the first day of each month beginning in the month following the month in which the Executive's employment terminates and continuing until the Executive's death. If the Executive is survived by a spouse, following the Executive's death, the Executive's surviving spouse shall receive from the Company a monthly payment in cash equal to 75% of the amount determined under subpart (i) of this subsection, less the monthly retirement benefits, if any, the Executive's surviving spouse receives under the Retirement Plans. Following termination of employment, the monthly supplemental retirement benefits the Executive and/or the Executive's spouse receives under this Section 7(a) shall be adjusted for cost of living increases at the same rate as are the benefits under the Company's qualified defined benefit retirement plan.

(b)   The Executive shall receive financial services (for tax preparation and planning) at the Company's expense until the Executive's 70th birthday, at the same level as was received by him prior to his termination. To the extent required pursuant to Section 409A of the Internal Revenue Code, all tax preparation services in respect of a taxable year must be completed prior to March 15 of the calendar following the year to which such services relate. For example, tax return preparation services in respect of the tax return to be filed in 2010 with regard to calendar year 2009 must be completed no later than March 15, 2011.

(c)   All outstanding Service-based Restricted Stock awarded to the Executive under the terms of the Company's Long Term Incentive Plan shall vest upon the completion of the term of this Agreement and all Performance-based Restricted Stock shall vest on a prorated basis for service during the applicable Performance Period.

(d)   The Executive shall receive all benefits to which he is entitled under any Company generally applicable welfare and savings plans; and under any executive benefit plan in which he currently participates as would be available to any similarly situated retired Company executive, all in accordance with the terms of the plans.

(e)   The Executive agrees that he will not be eligible to be a participant in the Company's Annual or Long Term Incentive Plans for the 2009 plan year.

(f)   Notwithstanding the above, if the Executive qualifies as a "specified employee", as defined in Section 409A(2)(B)(i) of the Internal Revenue Code at the time of the Executive's separation from service for any reason other than death, any benefits otherwise payable pursuant to this Section 7 which are subject to Section 409A shall be

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subject to a six month deferral in payment and will not be otherwise payable or provided to the Executive until six months after the date of such separation from service. Any amounts that are deferred in respect of this six month restriction shall be paid to Executive as soon as practicable after the end of the six-month period, at which time any remaining payments and benefits will continue to be paid and provided for in the normal form described in this Section 7.

8.   Cause. For purposes of this Agreement, the term "Cause" means (i) intentional fraud or material misappropriation with respect to the business or assets of the Company, (ii) persistent refusal or willful failure of the Executive to perform substantially his duties and responsibilities to the Company, other than an asserted responsibility which would give rise under Section 5(b) above to a right to terminate and have such termination considered an involuntary termination without Cause, which continues after the Executive receives notice of such refusal or failure, (iii) conduct that constitutes disloyalty to the Company, and that materially damages the property, business or reputation of the Company, or (iv) conviction of a felony involving moral turpitude.

9.   Termination. This Agreement shall terminate upon the successful completion of the Term of this Agreement; provided, however, that if the Executive's employment is terminated during the Term of this Agreement and the Company's and the Executive's obligations under Sections 5, 7, 10 or 11 hereof have not been satisfied as of the last day of the Term of this Agreement, such obligations shall survive the expiration of the Term of this Agreement and shall remain in effect until such time as all such obligations have been satisfied.

10.   Fees and Expenses. The Company will pay all reasonable fees and expenses, if any, (including, without limitation, legal fees and expenses) that are incurred by the Executive to enforce this Agreement and that result from a breach of this Agreement by the Company, unless such fees and expenses result from a claim made by the Executive that is deemed by an arbitrator, mediator, or court, as applicable, to be frivolous or made in bad faith, in which case each party shall pay its own fees and expenses.

11.   Tax Withholding. The Company may withhold from all amounts payable under this Agreement an amount necessary to satisfy its income and payroll tax withholding obligations.

12.   Assignment. The rights and obligations of the Company under this Agreement will inure to the benefit of and will be binding upon the successors and assigns of the Company. If the Company is consolidated or merged with or into another corporation, or if another entity purchases all or substantially all of the Company's assets, the surviving or acquiring corporation will succeed to the Company's rights and obligations under this Agreement. The Executive's rights under this Agreement may not be assigned or transferred in whole or in part, except that the personal representative of the Executive's estate will receive any amounts payable under this Agreement after the death of the Executive.

13.	Rights Under this Agreement. The right to receive benefits under the Agreement will not give the Executive any proprietary interest in the Company or any of its assets. Benefits under the Agreement will be payable from the general assets of the Company, and there will be no required funding of amounts that may become payable under the Agreement. The Executive will for all purposes be a general creditor of the Company. The interest of the Executive under the Agreement cannot be assigned, anticipated, sold, encumbered or pledged and will not be subject to the claims of the Executive's creditors.

14.	Notice. For purposes of this Agreement, notices and all other communications to the Executive must be in writing addressed to the Executive or his personal representative at his last known address. All notices to the Company must be directed to the attention of the Board of Directors. Such other addresses may be used as either party may have furnished to the other in writing. Notices are effective when mailed if sent by United States registered mail, return receipt requested, postage prepaid. Notices sent otherwise are effective when received. Notwithstanding the forgoing, notices of change of address are effective only upon receipt.

15.	Miscellaneous . To the extent not governed by federal law, this Agreement will be construed in accordance with the law of the State of Maryland without reference to its conflict of laws rules. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and the writing is signed by the Executive and the Company. A waiver of any breach of or compliance with any provision or condition of this Agreement is not a waiver of similar or dissimilar provisions or conditions. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement. As of the date first above written, the Prior Agreement shall be amended, restated and superseded in its entirety and shall no longer be of any force or effect.

WITNESS the following signatures.

PEPCO HOLDINGS, INC.

By: /s/ WILIAM T. TORGERSON

EXECUTIVE

 /s/ D. R. WRAASE